SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32007]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 26, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 22, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Aberdeen Global Select Opportunities Fund Inc. [File No. 811-06017]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Aberdeen Global Equity Fund, a series of Aberdeen Funds, and, on February 25, 2015, made a final distribution to its shareholders based on net asset value. Expenses of $248,555 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Date: The application was filed on December 31, 2015.

Applicant's Address: 1735 Market Street, 32nd Floor, Philadelphia, PA 19103.

Stratton Mid Cap Value Fund, Inc. [811-02297]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Sterling Capital Stratton Mid Cap Value Fund and, on November 13, 2015, made a final distribution to its shareholders based on net asset value. Total expenses of $541,000 incurred by Stratton Mid Cap Value Fund, Inc., Stratton Funds, Inc., and Stratton Real Estate Fund, Inc. in connection with their reorganizations were paid by applicant's investment adviser.

Filing Dates: The application was filed on January 20, 2016, and amended on February 5, 2016.

Applicant's Address: 150 South Warner Road, Suite 460-A, King of Prussia, PA 19406.

Stratton Funds, Inc. [811-07434]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Sterling Capital Stratton Small Cap Value Fund and, on November 13, 2015, made a final distribution to its shareholders based on net asset value. Total expenses of $541,000 incurred by Stratton Mid Cap Value Fund, Inc., Stratton Funds, Inc., and

Stratton Real Estate Fund, Inc. in connection with their reorganizations were paid by applicant's investment adviser.

Filing Dates: The application was filed on January 20, 2016, and amended on February 5, 2016.

Applicant's Address: 150 South Warner Road, Suite 460-A, King of Prussia, PA 19406.

Stratton Real Estate Fund, Inc. [811-02240]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Sterling Capital Stratton Real Estate Fund and, on November 13, 2015, made a final distribution to its shareholders based on net asset value. Total expenses of $541,000 incurred by Stratton Mid Cap Value Fund, Inc., Stratton Funds, Inc., and Stratton Real Estate Fund, Inc. in connection with their reorganizations were paid by applicant's investment adviser.

Filing Dates: The application was filed on January 20, 2016, and amended on February 5, 2016.

Applicant's Address: 150 South Warner Road, Suite 460-A, King of Prussia, PA 19406.

Arden Sage Triton Fund, L.L.C. [File No. 811-21472]
Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. [File No. 811-22225]
Arden Sage Multi-Strategy Institutional Fund, L.L.C. [File No. 811-22224]
Arden Sage Multi-Strategy Fund, L.L.C. [File No. 811-21778]

Summary: Applicants, closed-end investment companies and feeder funds in a master/feeder structure, seek an order declaring that they have each ceased to be an investment company. On February 4, 2016, the master fund in which each applicant invested transferred its remaining assets to a liquidating trust, based on net asset value. Each applicant's investors received cash and a pro rata interest in the liquidating trust based on the number of each applicant's units owned by the investor. Expenses of $7,000 incurred by each applicant in connection with the liquidations were paid by applicants' investment adviser.

Filing Dates: The applications were filed on February 10, 2016, and amended on February 19, 2016 and February 24, 2016.

Applicant's Address: 375 Park Avenue, 32nd Floor, New York, NY 10152.

Arden Sage Multi-Strategy Master Fund, L.L.C. [File No. 811-22223]

Summary: Applicant, a closed-end investment company and master fund in a master/feeder structure, seeks an order declaring that it has ceased to be an investment company. On February 4, 2016, applicant transferred its remaining assets to a liquidating trust, based on net asset value. Each of applicant's feeder funds received a pro rata interest in the liquidating trust, which was distributed to the shareholders of each of the feeder funds. Expenses of $21,667 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on February 19, 2016, and amended on February 24, 2016.

Applicant's Address: 375 Park Avenue, 32nd Floor, New York, NY 10152.

Lincoln Advisors Trust [File No. 811-22583]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 15, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $489 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on February 19, 2016.

Applicant's Address: 1300 South Clinton Street, Fort Wayne, IN 46802.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Robert W. Errett
Deputy Secretary
